March 16, 2023

United States Securities and Exchange Commission

Attn: Mr. John Coleman, Mining Engineer

Division of Corporation Finance

Office of Energy & Transportation

100 F Street N.E.

Washington, DC  20549-7010

VIA EDGAR

 Re: Energy Fuels Inc.

 Form 10-K for Fiscal Year Ended December 31, 2021

 Filed March 15, 2022

 Comment Letter Dated December 21, 2022

 File No. 001-36204

Dear Sir:

This letter responds to the written comments from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") set forth in the February 16, 2023, letter regarding the above-referenced Form 10-K for Fiscal Year Ended December 31, 2021 (the "2021 Form 10-K") of Energy Fuels Inc. (the "Company") filed on March 15, 2022. On March 8, 2023, the Company filed its Form 10-K for the Fiscal Year Ended December 31, 2022 (the "2022 Form 10-K") and is accordingly, now able to respond to your comments. For your convenience, the Staff's comments are included below and we have numbered our responses accordingly.

Page numbers in the text of the Company's responses correspond to page numbers in the 2021 Form 10-K. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the 2021 Form 10-K.

Please note that on March 1, 2023

Form 10-K for the Fiscal Year ended December 31, 2021

Description of Properties, page 53

Staff Comment No. 1

We understand from your response to prior comment 1 that you will disclose metallurgical recoveries for each material property when filing your next annual report. Please provide us with the details of your intended disclosure for further review.

Company's Response:

In response to the Staff's comment, the Company has included an additional column titled "Metallurgical Recovery" in each of the tables of mineral reserves and mineral resources contained in Item 2 of the Company's 2022 Form 10-K, which was filed with the Staff on March 8, 2023.

Exhibits and Financial Schedules, page 189

Staff Comment No. 2

We note your response to prior comment 3 regarding the assumptions underlying the cutoff grades in the technical report summaries, identifying various locations within the exhibits where relevant details appear, and providing some incremental clarification of rationale for the cut-off grades utilized for certain properties.

Your explanation of the Nichols Ranch cut-off grade indicates that the ISR cut-off grade calculations are different than a traditional cut-off grade calculation. However, your description of the Alta Mesa ISR cut-off grade calculation appears to include modifying factors that would be used in a more traditional cut-off grade calculation. Please explain to us your reasons for these apparent differences in methodologies.

With regard to the assertion provided in your response stating "The fact that the Nichols Ranch Project shows positive economics utilizing the 0.2 GT cut-off should be the primary factor in determining the Reasonable Prospect of Economic Extraction and is therefore a valid cut-off," please clarify whether this more definitive view will be provided by the qualified person in Section 14.10.1 of the Nichols Ranch technical report summary, to either accompany or replace the present language referencing some familiarity with cutoff criteria applied in similar operations, and offering concurrence that a 0.2 GT cut-off meets the criteria for reasonable economic extraction via ISR.

Please reconcile the minimum geologic grade value of 0.02 % U3O8 that is associated with Nichols Ranch in your response and on pages 14-15 of the corresponding technical report summary, with the 0.05% U3O8 value disclosed on page 57 of your annual report.

Company's Response:

In response to the Staff's comment, and after further consultations between the Company and the qualified persons who authored the Nichols Ranch technical report summary ("TRS"), the qualified persons have modified Section 14.10 of the Nichols Ranch TRS to include a table of the parameters used in a traditional cut-off grade calculation, including the metal price, process plant recovery and total OPEX (including G&A). An explanation of how the cut-off grade was determined, similar to the language quoted above, that was provided by the Company in its letter to the SEC dated January 23, 2023, was included in Section 14.10. The Company included the revised version of the Nichols Ranch TRS as an exhibit to the Company's Form 8-K on March 1, 2023, as well as the Company's 2022 Form 10-K.

The reference on page 57 of the 2021 Form 10-K to a Nichols Ranch cut-off of 0.05% U3O8 was a typographical error. This reference was intended to be 0.02% U3O8. We have corrected this error in our 2022 Form 10-K.

******

If you should have any questions regarding the above response, please do not hesitate to contact me at (303) 389-4130 or James Guttman of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7376.

Sincerely, Energy Fuels Inc.

/s/ David Frydenlund
David Frydenlund Executive Vice President, Chief Legal Officer and Corporate Secretary

cc: James Guttman, Dorsey & Whitney LLP